

DIVISION OF
CORPORATION FINANCE

June 28, 2007

By U.S. Mail and facsimile to 617-261-3175

Wo Hing Li
President and Chief Executive Officer
China Precision Steel, Inc.
8th Floor, Teda Building
87 Wing Lok Street
Sheung Wan, Hong Kong
People's Republic of China

> **Re:** **China Precision Steel, Inc.**
> **Form S-3**
> **Filed June 1, 2007**
> **File No. 333-143454**

Dear Mr. Li:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that you may not be eligible to conduct a primary shelf offering on Form S-3. General Instruction I.B.1. to Form S-3 requires that a registrant have an outstanding public float of at least $75 million to conduct a primary offering on Form S-3. According to our records, your outstanding public float is approximately $2.65 million. Please advise.

As appropriate, please furnish a cover letter that is filed on EDGAR with your responding to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event your company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve your company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- your company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Ms. Barbara Jones, Esq. via facsimile
        Kirkpatrick & Lockhart Preston Gates Ellis, LLP